UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PLx Pharma Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

72942A107
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following page(s)

CUSIP No. 72942A107	Page 2 of 10

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

WHITE ROCK CAPITAL MANAGEMENT, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

TEXAS

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power 2,786,900* (See Item 4(a))
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
2,786,900* (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,786,900* (See Item 4(a))

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

9.99%* (See Item 4(a))

12	Type of Reporting Person (See Instructions)

PN; IA

* Includes shares of Common Stock owned by two separate private investments vehicles for which White Rock Capital Management, L.P. serves as investment manager, and 364,000 shares of Common Stock underlying the Warrants owned by White Rock Capital Partners, L.P. that are currently exercisable, but subject to a 9.99% beneficial ownership limitation, and, for purposes of determining the beneficial ownership of White Rock Capital Management, L.P., excludes 1,524,700 shares of Common Stock underlying Warrants, which currently may not be exercised due to such 9.99% beneficial ownership limitation.

CUSIP No. 72942A107	Page 3 of 10

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

WHITE ROCK CAPITAL PARTNERS, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

TEXAS

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power 2,811,088* (See Item 4(a))
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
2,811,088* (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,811,088* (See Item 4(a))

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

9.99%* (See Item 4(a))

12	Type of Reporting Person (See Instructions)

PN

* Includes 638,188 shares of Common Stock underlying the Warrants that are currently exercisable, but subject to a 9.99% beneficial ownership limitation and excludes 1,250,512 shares of Common Stock underlying Warrants, which currently may not be exercised due to such 9.99% beneficial ownership limitation. Does not include shares of Common Stock owned by a separate private investment vehicle to which certain of the Reporting Persons may be deemed to have a beneficial interest.

CUSIP No. 72942A107	Page 4 of 10

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

WHITE ROCK CAPITAL (TX), INC.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

TEXAS

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power 2,786,900* (See Item 4(a))
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
2,786,900* (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,786,900* (See Item 4(a))

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

9.99%* (See Item 4(a))

12	Type of Reporting Person (See Instructions)

CO; HC

* Includes shares of Common Stock owned by two separate private investments vehicles for which White Rock Capital Management, L.P. serves as investment manager, and 364,000 shares of Common Stock underlying the Warrants owned by White Rock Capital Partners, L.P. that are currently exercisable, but subject to a 9.99% beneficial ownership limitation, and, for purposes of determining the beneficial ownership of White Rock Capital Management, L.P., excludes 1,524,700 shares of Common Stock underlying Warrants, which currently may not be exercised due to such 9.99% beneficial ownership limitation.

CUSIP No. 72942A107	Page 5 of 10

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

THOMAS U. BARTON

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power 2,786,900* (See Item 4(a))
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
2,786,900* (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,786,900* (See Item 4(a))

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

9.99%* (See Item 4(a))

12	Type of Reporting Person (See Instructions)

IN; HC

* Includes shares of Common Stock owned by two separate private investments vehicles for which White Rock Capital Management, L.P. serves as investment manager, and 364,000 shares of Common Stock underlying the Warrants owned by White Rock Capital Partners, L.P. that are currently exercisable, but subject to a 9.99% beneficial ownership limitation, and, for purposes of determining the beneficial ownership of White Rock Capital Management, L.P., excludes 1,524,700 shares of Common Stock underlying Warrants, which currently may not be exercised due to such 9.99% beneficial ownership limitation.

CUSIP No. 72942A107	Page 6 of 10

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

JOSEPH U. BARTON

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power 2,786,900* (See Item 4(a))
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
2,786,900* (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,786,900* (See Item 4(a))

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

9.99%* (See Item 4(a))

12	Type of Reporting Person (See Instructions)

IN; HC

* * Includes shares of Common Stock owned by two separate private investments vehicles for which White Rock Capital Management, L.P. serves as investment manager, and 364,000 shares of Common Stock underlying the Warrants owned by White Rock Capital Partners, L.P. that are currently exercisable, but subject to a 9.99% beneficial ownership limitation, and, for purposes of determining the beneficial ownership of White Rock Capital Management, L.P., excludes 1,524,700 shares of Common Stock underlying Warrants, which currently may not be exercised due to such 9.99% beneficial ownership limitation.

Item 1(a)	Name of Issuer:

PLx Pharma Inc. (the “Issuer”).

Item 1(b)	Address of the Issuer's Principal Executive Offices:

9 Fishers Lane, Ste. E

Sparta, New Jersey 07871

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	White Rock Capital Management, L.P., a Texas limited partnership (“White Rock Management”),
(ii)	White Rock Capital Partners, L.P., a Texas limited partnership (“White Rock Partners”),
(iii)	White Rock Capital (TX), Inc., a Texas corporation (“White Rock, Inc.”),
(iv)	Thomas U. Barton, and
(v)	Joseph U. Barton.

This statement relates to shares of common stock, par value $ 0.001 per share (the “Shares”), of the Issuer held for the account of White Rock Partners. White Rock Management may be deemed to exercise voting and/or dispositive power over the Shares held for the account of White Rock Partners. In addition, White Rock Management serves as the investment manager for a separate private investment vehicle (the “Private Fund”) that owns 250,000 Shares, and the beneficial ownership of White Rock Management and its affiliates that are identified in this Schedule 13G gives effect to those shares.

The investment manager of each of White Rock Partners and the Private Fund is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc. In such capacities, each of Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of the Shares held for the account of White Rock Partners and the Private Fund.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address and principal business office of each of White Rock Management, White Rock, Inc., White Rock Partners, Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)	Citizenship:

(i)	White Rock Management is a Texas limited partnership;

(ii)	White Rock Partners is a Texas limited partnership;

(iii)	White Rock, Inc. is a Texas corporation;

(iv)	Thomas U. Barton is a United States citizen; and

(v)	Joseph U. Barton is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

Item 2(e)	CUSIP Number:

72942A107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2021, White Rock Partners owns 2,172,900 Shares. In addition, White Rock Partners owns two separate warrants that, in the aggregate, are exercisable to acquire 1,888,700 Shares. Each warrant provides that the number of shares of the Issuer’s common stock that may be acquired upon any exercise of the applicable warrant is generally limited to the extent necessary to ensure that, following such exercise, the holder would not, together with its affiliates and any other persons or entities whose beneficial ownership of the Issuer’s common stock would be aggregated for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, beneficially own in excess of 9.99% of the total number of shares of the Issuer’s common stock then issued and outstanding and/or the then combined voting power of all of the Issuer’s voting securities (the “Exercise Limitation”). As a result of the Exercise Limitation, the beneficial ownership reported in this Schedule 13G excludes that portion of the warrants that are subject to the Exercise Limitation (subject to rounding) as it relates to each of the Reporting Persons (which may differ among the Reporting Persons).

White Rock Management is the investment manager of White Rock Partners, and also serves as the the investment manager of a separate private investment vehicle (the “Private Fund”) that owns 250,000 Shares. The Shares owned by the Private Fund are not included in the beneficial ownership of White Rock Partners reported in this Schedule 13G, but, those Shares are included in the beneficial ownership of White Rock Management, White Rock, Inc. and each of Thomas Barton and Joseph Barton reported in this Schedule 13G.

Item 4(b)	Percent of Class:

See the responses to Item 11 on each attached cover page.

Item 4(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See the responses to Item 5 on each attached cover page.

(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on each attached cover page.

(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 7 on each attached cover page.

(iv)	Shared power to dispose or to direct the disposition of: See the responses to Item 8 on each attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 15, 2022	WHITE ROCK CAPITAL MANAGEMENT, L.P.

	By:	White Rock Capital (TX), Inc.
Its General Partner

		By:	/s/ Thomas U. Barton
Thomas U. Barton

Date: February 15, 2022	WHITE ROCK CAPITAL PARTNERS, L.P.

	By:	White Rock Capital Management, L.P.
Its General Partner

		By:	White Rock Capital (TX), Inc.
Its General Partner

			By:	/s/ Thomas U. Barton
Thomas U. Barton

Date: February 15, 2022	WHITE ROCK CAPITAL (TX), INC.

	By:	/s/ Thomas U. Barton
Thomas U. Barton

Date: February 15, 2022	THOMAS U. BARTON

	By:	/s/ Thomas U. Barton
Thomas U. Barton

Date: February 15, 2022	JOSEPH U. BARTON

	By:	/s/ Joseph U. Barton
Joseph U. Barton